Exhibit 12.1

UNITRIN, INC. AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months
	Ended Sept. 30,		Year Ended December 31,
	2010		2009		2008	2007		2006		2005

Income (Loss) from Continuing Operations before Income Taxes and Equity in Net Income (Loss) of Investee	$174.8		$229.6		$(90.0)	$226.8		$375.2		$312.4
Fixed Charges, Excluding Capitalized Interest	50.5		82.1		97.0	98.0		84.1		71.7
Adjusted Earnings from Continuing Operations before Income Taxes and Fixed Charges	$225.3		$311.7		$7.0	$324.8		$459.3		$384.1

Interest	$48.7		$79.7		$94.6	$95.8		$82.0		$69.8
Rental Factor	1.8		2.4		2.4	2.2		2.1		1.9
Capitalized Interest	1.3		0.7		1.3	0.3		-		-
Total Fixed Charges	$51.8		$82.8		$98.3	$98.3		$84.1		$71.7

Ratio of Earnings to Fixed Charges(1)	4.3	x	3.8	x	(2)	3.3	x	5.5	x	5.4	x

(1)     The ratios of earnings to fixed charges have been computed on a consolidated basis by dividing earnings from continuing operations before  income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt  and a factor for interest included in rent  expense. Income from Continuing Operations before Income Taxes and Equity in Net Income (Loss) of Investee has the meaning as set  forth  in our Consolidated Statement of Income included in our report on Form 10-K for the year ended December 31, 2009.

(2)      Fixed charges exceeded earnings from continuing operations before income taxes and fixed charges by $91.3 million for the year ended December 31, 2008.